Exhibit 97.1

CTRL Group Limited

Incentive Compensation Recovery Policy

1.	Introduction

CTRL Group Limited (the “Company”), through the Company’s Board of Directors (the “Board”), adopted this Incentive Compensation Recovery Policy (this “Policy”), to provide for the recoupment of certain compensation in the event of an Accounting Restatement. This Policy is intended to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Nasdaq Listing Rule 5608 (the “Listing Standards”). In the event of an Accounting Restatement, it is the Company’s policy to recover reasonably promptly the amount of any Erroneously Awarded Compensation received during the Recovery Period. Unless otherwise defined in this Policy, capitalized terms shall have the meanings set forth in Section 3 below.

2.	Administration

Except as specifically set forth herein, this Policy shall be administered by the Compensation Committee of the Board, except that the Board may determine to act as the administrator or designate another committee of the Board to act as the administrator with respect to any portion of this Policy other than Section 7(b) (the “Administrator”). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In relevant part, it is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company’s securities are listed.

In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation at applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

3.	Definitions

As used in this Policy, the following definitions shall apply:

(a) “Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

(b) “Administrator” has the meaning set forth in Section 1 above.

(c) “Covered Executives” means the Company’s current and former Covered Executives, as determined by the Administrator in accordance with the definition of Covered Executive set forth in Rule 10D-1 and the Listing Standards.

(d) “Erroneously Awarded Compensation” has the meaning set forth in Section 6 of this Policy.

(e) “Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): Company stock price; total shareholder return (“TSR”); revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization (“EBITDA”); funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); sales per square foot or same store sales, where sales is subject to an Accounting Restatement; revenue per user, or average revenue per user, where revenue is subject to an Accounting Restatement; cost per employee, where cost is subject to an Accounting Restatement; any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an Accounting Restatement; and tax basis income. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities Exchange Commission.

(f) “Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is “received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

(g) “Recovery Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year). The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of: (i) the date the Board concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.

4.	Covered Executives; Incentive-Based Compensation

This Policy applies to Incentive-Based Compensation received by a Covered Executive (i) after beginning services as a Covered Executive; (ii) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation and (iii) while the Company had a listed class of securities on a national securities exchange. The Administrator may require each Covered Executive to sign and return to the Company an Acknowledgment Form substantially in the form attached to this Policy as Exhibit A or in such other form determined by the Administrator, pursuant to which the Covered Executive agrees to be bound by, and comply with, the terms of this Policy.

5.	Required Recoupment of Erroneously Awarded Incentive-Based Compensation in the Event of an Accounting Restatement

In the event the Company is required to prepare an Accounting Restatement, the Company shall reasonably promptly recoup the amount of any Erroneously Awarded Compensation received by any Covered Executive, as calculated pursuant to Section 6 of this Policy, during the Recovery Period.

6.	Erroneously Awarded Incentive-Based Compensation: Amount Subject to Recovery

The amount of “Erroneously Awarded Compensation” subject to recovery under the Policy, as determined by the Administrator, is the amount of Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive-Based Compensation that would have been received by the Covered Executive had it been determined based on the restated amounts. Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation.

By way of example, with respect to any compensation plans or programs that take into account Incentive-Based Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.

For Incentive-Based Compensation based on stock price or TSR: (i) the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received; and (ii) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the Nasdaq Stock Market (“Nasdaq”).

7.	Method of Recoupment

(a) The Administrator shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation (i) seeking reimbursement of all or part of any cash or equity-based award; (ii) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid; (iii) cancelling or offsetting against any planned future cash or equity-based awards; (iv) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and (v) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Administrator may affect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive.

(b) The Company need not recover Erroneously Awarded Compensation if and to the extent that the Compensation Committee or a majority of the independent members of the Board determines that such recovery is impracticable and not required under Rule 10D-1 and the Listing Standards, including if the Compensation Committee or a majority of the independent members of the Board determines that: (i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover, (ii) recovery would violate home country law adopted prior to November 28, 2022, after obtaining the opinion of home country counsel, or (iii) recovery would likely cause an otherwise tax-qualified broad-based retirement plan to fail the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

8.	No Indemnification of Covered Executives

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executives against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential clawback obligations under this Policy.

9.	Administrator Indemnification

Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

10.	Interpretation

The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. In relevant part, it is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company’s securities are listed.

11.	Effective Date

This Policy shall be effective as of August 11, 2025, the date approved by the Board (the “Effective Date”) and shall apply to Incentive Based Compensation that is approved, awarded or granted to Covered Executives.

12.	Amendment; Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary, including any amendments to reflect regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by a national securities exchange on which the Company’s securities are listed. The Board may terminate this Policy at any time.

13.	Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement or similar agreement and any other legal remedies available to the Company.

Nothing in this Policy will limit in any respect (i) the Company’s right to take or not to take any action with respect to any Covered Executive’s or any other person’s employment or (ii) the obligation of the Chief Executive Officer or the Chief Financial Officer to reimburse the Company in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, as amended.

14.	Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Exhibit A

ACKNOWLEDGEMENT FORM

I, the undersigned, acknowledge and affirm that I have received and reviewed a copy of the CTRL Group Limited Incentive Compensation Recovery Policy, and agree that: (i) I am and will continue to be subject to the CTRL Group Limited Incentive Compensation Recovery Policy, as amended from time to time (the “Policy”), (ii) the Policy will apply to me both during and after my employment with the Company, and (iii) I will abide by the terms of the Policy, including, without limitation, by promptly returning any Erroneously Awarded Compensation to the Company to the extent required by, and in a manner determined by the Administrator and permitted by, the Policy. In the event of any inconsistency between the Policy and the terms of any employment agreement or offer letter to which I am a party, or the terms of any compensation plan, program, or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern.

Capitalized terms used but not otherwise defined in this Acknowledgement Form shall have the meanings ascribed to such terms in the Policy.

Signature

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